Via Facsimile and U.S. Mail
Mail Stop 6010

August 8, 2006

Mr. Brian A. Markison
President and Chief Executive Officer
King Pharmaceuticals, Inc.
501 Fifth Street
Bristol, TN 37620

   Re: **King Pharmaceuticals, Inc.**
     Form 10-K for Fiscal Year Ended December 31, 2005
     File No. 1-15875

Dear Mr. Markison:

  We have completed our review of your Form 10-K and have no further comments at this time.

       Sincerely,

       Jim B. Rosenberg
       Senior Assistant Chief
       Accountant